1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact: Siliconware Precision Industries Co., Ltd. No.45, Jieh Show Rd. Hsinchu Science Park, Hsinchu Taiwan, 30056 www.spil.com.tw	Janet Chen, IR Director janet@spil.com.tw +886-3-5795678#3675 Mike Ma, Spokesperson mikema@spil.com.tw +886-4-25545527#5601

Joint Statement by SPIL and ASE

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: 2016/6/30

June 30, 2016 - Siliconware Precision Industries Co., Ltd. (TWSE code: 2325, NASDAQ code: SPIL, hereafter “SPIL”) and Advanced Semiconductor Engineering, Inc. (TWSE code: 2311, NYSE code: ASX, hereafter “ASE”) jointly announced today that each party’s respective board of directors has passed resolution to approve the entering into and execution of a joint share exchange agreement between SPIL and ASE (the “Agreement”) and agrees to establish a holding company (the “Holdco”). Major stipulations and purposes of the Agreement are set forth below:

1.	ASE and SPIL jointly agree to establish Holdco, which will be listed in the Taiwan Stock Exchange and whose American depositary shares will be listed in the New York Stock Exchange. Upon the establishment of the Holdco, ASE and SPIL will become wholly-owned subsidiaries of the HoldCo and become sibling companies. Through this parallel operation model which incentivizes healthy internal competition and promotes cooperation, ASE and SPIL strive to improve each’s operating efficiency, economy of scale as well as R&D and innovation results, thereby creating an environment of mutual assistance and win-win mentality, strengthening competitiveness and improving the performance of Holdco, with the main goals of improving the quality of customer service, creating shareholder value and benefiting the employees.

2.	Upon the establishment of the Holdco, ASE and SPIL will each maintain its separate legal entity status, retain its respective legal entity name as well as independent business and operation model. ASE and SPIL will each retain its respective management team and employees and maintain its current organizational structure, compensation and relevant benefits and personnel policies.

3.	The share exchange will be conducted (1) at an exchange ratio of one ASE common share for 0.5 HoldCo common share, and (2) at NT$55 in cash for each of SPIL’s common shares and ASE and SPIL will become wholly-owned subsidiaries of HoldCo. The cash consideration of NT$55 has been adjusted to NT$51.2 after excluding the NT$2.8 per share cash dividend distribution approved by resolution at SPIL’s annual shareholders’ meeting in 2016 as well as a NT$1.0 per share payment from capital reserve. The NT$51.2 cash consideration aforementioned will not be subject to further adjustment if the cash dividends distribution by SPIL in 2017 is less than 85% of SPIL’s after-tax net profit for the year 2016.

4.	The long stop date of the Agreement (the “Long Stop Date”) means the expiry day of 18 months after the execution date of the Agreement (i.e., December 31, 2017) or a later date otherwise agreed upon in writing by both parties. If the closing of this transaction cannot be consummated due to failure of the conditions precedent to be satisfied on or before the Long Stop Date, the Agreement shall be terminated automatically at 0:00 on the day immediately following the Long Stop Date, except as otherwise agreed thereof.

5.	The closing of the transaction will be subject to the execution of the Agreement, the necessary approvals by relevant domestic and foreign competent authorities, the approvals by ASE and SPIL’s respective shareholders’ meeting as well as the satisfaction of other conditions precedent.

The management teams of ASE and SPIL have agreed to jointly plan, with the utmost sincerity and determination and on the basis of equality, reciprocity and mutual benefit, the establishment of the HoldCo to consolidate the current operations and excellent talents of ASE and SPIL. The collaboration between the parties will result in synergies that can create a competitive advantages and opportunities for the future development and sustained growth of the semiconductor industry by enhancing efficiency and economies of scale as well deeply strengthening research and development and innovation capabilities, thereby providing customers with higher quality, more efficient, and well-rounded packaging and testing services. ASE and SPIL have always strived for innovation, research and development and improving economies of scale and operating efficiency to maximize shareholder value and improve the semiconductor packaging and testing industry’s advantage. Both parties also believe that one of their main task and social responsibilities is to continue to cultivate and nurture excellent talents for years to come.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: June 30, 2016	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer